Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2015	2014	2015	2014

REVENUE
Oil sales, net of royalties	4	$33,960	$76,040	$63,533	$154,406
Finance revenue	5	133	85	276	182
Other revenue		—	9,250	—	9,250
		34,093	85,375	63,809	163,838

EXPENSES
Production and operating		14,188	19,025	29,653	38,603
Selling costs	6	806	—	3,897	—
General and administrative		6,019	6,844	13,937	13,852
Foreign exchange (gain) loss		1,173	3,121	(3,884)	11
Finance costs	5	1,580	1,858	3,255	3,750
Exploration		6	227	27	665
Depletion, depreciation and amortization		12,397	12,233	23,921	25,398
Realized derivative loss on commodity contracts		—	—	688	—
Unrealized (gain) loss on financial instruments	12	7,754	(1,993)	10,153	1,526
		43,923	41,315	81,647	83,805

Earnings (loss) before income taxes		(9,830)	44,060	(17,838)	80,033
Income tax expense (recovery) - current		7,547	18,103	14,422	37,997
- deferred		(4,797)	(242)	(8,483)	(855)
		2,750	17,861	5,939	37,142
NET EARNINGS (LOSS) AND COMPREHENSIVE
INCOME (LOSS) FOR THE PERIOD		$(12,580)	$26,199	$(23,777)	$42,891

Earnings (loss) per share	16
Basic		$(0.17)	$0.35	$(0.32)	$0.57
Diluted		$(0.17)	$0.35	$(0.32)	$0.57
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2015	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2015	December 31, 2014

ASSETS
Current
Cash and cash equivalents	7	$122,961	$140,390
Accounts receivable		72,813	117,575
Prepaids and other		9,951	16,872
Product inventory	8	5,866	—
		211,591	274,837
Non-Current
Restricted cash		1,549	1,548
Deferred financing costs	11	1,111	1,572
Intangible exploration and evaluation assets	9	120,736	100,594
Property and equipment
Petroleum properties	10	251,072	261,737
Other assets	10	5,505	5,590
Goodwill		8,180	8,180
		$599,744	$654,058

LIABILITIES
Current
Accounts payable and accrued liabilities		$32,848	$45,150
		32,848	45,150
Non-Current
Convertible debentures	12	74,421	69,093
Deferred taxes		30,567	39,050
Other long-term liabilities		558	665
		138,394	153,958

SHAREHOLDERS' EQUITY
Share capital	14	155,274	164,006
Contributed surplus		20,652	19,427
Retained earnings		285,424	316,667
		461,350	500,100
		$599,744	$654,058
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
Director	Director

2	Q2-2015

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2015	2014	2015	2014

Share Capital
Balance, beginning of period	14	$164,305	$161,531	$164,006	$160,561
Purchase of common shares	14	(9,031)	—	(9,031)	—
Stock options exercised	14	—	890	208	1,606
Transfer from contributed surplus on exercise of options	14	—	302	91	556
Balance, end of period		$155,274	$162,723	$155,274	$162,723

Contributed Surplus
Balance, beginning of period		$20,104	$16,310	$19,427	$15,692
Stock-based compensation expense	15	548	1,194	1,316	2,066
Transfer to share capital on exercise of options		—	(302)	(91)	(556)
Balance, end of period		$20,652	$17,202	$20,652	$17,202

Retained Earnings
Balance, beginning of period		$301,707	$340,629	$316,667	$323,937
Net earnings (loss) and total comprehensive income (loss)		(12,580)	26,199	(23,777)	42,891
Dividends	17	(3,703)	(11,229)	(7,466)	(11,229)
Balance, end of period		$285,424	$355,599	$285,424	$355,599
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q2-2015	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended		Six Months Ended
		June 30		June 30
	Notes	2015	2014	2015	2014
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(12,580)	$26,199	$(23,777)	$42,891
Adjustments for:
Depletion, depreciation and amortization		12,397	12,233	23,921	25,398
Deferred lease inducement		(153)	113	(52)	218
Stock-based compensation		1,620	1,894	2,573	2,728
Finance costs	5	1,580	1,858	3,255	3,750
Income tax expense		2,750	17,861	5,939	37,142
Unrealized (gain) loss on financial instruments	12	7,754	(1,993)	10,153	1,526
Unrealized (gain) loss on foreign currency translation		1,170	3,123	(3,887)	16
Income taxes paid		(7,547)	(18,103)	(14,422)	(37,997)
Changes in non-cash working capital	19	17,332	(9,718)	38,668	(38,994)
Net cash generated by (used in) operating activities		24,323	33,467	42,371	36,678

INVESTING
Additions to intangible exploration and evaluation assets	9	(13,660)	(2,506)	(20,142)	(3,702)
Additions to petroleum properties	10	(8,413)	(14,183)	(15,780)	(27,263)
Additions to other assets	10	(264)	(801)	(516)	(890)
Changes in restricted cash		—	—	(1)	(1)
Changes in non-cash working capital	19	7,639	(2,854)	(3,209)	(2,539)
Net cash generated by (used in) investing activities		(14,698)	(20,344)	(39,648)	(34,395)

FINANCING
Issue of common shares for cash	14	—	890	208	1,606
Purchase of common shares	14	(9,031)	—	(9,031)	—
Interest paid		(160)	(209)	(2,738)	(4,056)
Dividends paid	17	(3,703)	(11,229)	(7,466)	(11,229)
Increase (decrease) in other long-term liabilities		126	(140)	—	(270)
Net cash generated by (used in) financing activities		(12,768)	(10,688)	(19,027)	(13,949)
Currency translation differences relating to cash and cash equivalents		3	15	(1,125)	(369)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,140)	2,450	(17,429)	(12,035)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		126,101	107,607	140,390	122,092

CASH AND CASH EQUIVALENTS, END OF PERIOD		$122,961	$110,057	$122,961	$110,057
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

4	Q2-2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at June 30, 2015 and December 31, 2014 and for the periods ended June 30, 2015 and 2014
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of June 30, 2015. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2014 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 11, 2015.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2014.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$122,961	$122,961	$140,390	$140,390
Loans and receivables	74,362	74,362	119,123	119,123
Financial liabilities at fair value through profit or loss	74,421	74,421	69,093	69,093
Other liabilities	32,848	32,848	45,150	45,150
Assets and liabilities at June 30, 2015 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Q2-2015	5

Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian General Petroleum Corporation ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 has resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all outstanding receivables.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its second direct crude sale to a third party buyer during the second quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

(000s)
Trade receivables at June 30, 2015
Neither impaired nor past due	$1,563
Impaired (net of valuation allowance)
Not impaired and past due in the following period:
Within 30 days	268
31-60 days	307
61-90 days	357
Over 90 days	70,318
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
4. OIL REVENUE

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2015	2014	2015	2014
Oil sales	$62,647	$144,208	$116,898	$297,348
Less: Royalties	28,687	68,168	53,365	142,942
Oil sales, net of royalties	$33,960	$76,040	$63,533	$154,406
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its second direct crude sale to a third party buyer during the second quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2015	2014	2015	2014
Interest expense	$1,354	$1,579	$2,793	$3,195
Amortization of deferred financing costs	226	279	462	555
Finance costs	$1,580	$1,858	$3,255	$3,750

6	Q2-2015

6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed its second direct crude sale to a third party buyer during the second quarter of 2015.
7. CASH AND CASH EQUIVALENTS

(000s)	June 30, 2015	December 31, 2014
Cash	$102,961	$140,390
Cash equivalents	20,000	—
	$122,961	$140,390
8. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2014	$100,594
Additions	20,142
Balance at June 30, 2015	$120,736
10. PROPERTY AND EQUIPMENT

(000s)	Petroleum Properties	Other Assets	Total
Balance at December 31, 2014	$523,833	$13,204	$537,037
Additions	15,780	516	16,296
Balance at June 30, 2015	$539,613	$13,720	$553,333

Accumulated depletion, depreciation, amortization and impairment losses at	$262,096	$7,614	$269,710
December 31, 2014
Depletion, depreciation and amortization for the period	26,445	601	27,046
Balance at June 30, 2015	$288,541	$8,215	$296,756

Net Book Value
At December 31, 2014	$261,737	$5,590	$267,327
At June 30, 2015	$251,072	$5,505	$256,577

11. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at June 30, 2015, the only significant interest-bearing loans and borrowings is related to the Borrowing Base Facility, under which the Company has borrowing capacity of $71.0 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at June 30, 2015 and December 31, 2014 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.

Q2-2015	7

12. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2014	$69,093
Fair value adjustment	10,153
Foreign exchange adjustment	(4,825)
Balance at June 30, 2015	$74,421
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.04 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.55 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at June 30, 2015 the convertible debentures were trading at a price of C$94.97 for a C$100.00 par value debenture. This represents an increase of $12.97 since December 31, 2014, and as a result the Company has recognized a net expense of $10.2 million for the six months ended June 30, 2015.
13. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million ($9.7 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $25.3 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million ($2.3 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $5.2 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at June 30, 2015, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at June 30, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2015.

8	Q2-2015

14. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Six Months Ended		Year Ended
	June 30, 2015		December 31, 2014
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	75,240	$164,006	74,600	$160,561
Purchase of common shares	(2,270)	(9,031)	—	—
Stock options exercised	70	208	640	2,562
Share-based compensation on exercise	—	91	—	883
Balance, end of period	73,040	$155,274	75,240	$164,006
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option.
During the three and six months ended June 30, 2015, the Company repurchased 2,269,990 common shares. All common shares acquired were cancelled and the cost of shares repurchased (including transaction costs) was applied directly against share capital. Subsequent to the end of the second quarter, the Company repurchased an additional 833,802 common shares.
15. SHARE-BASED PAYMENTS
Stock option plan
The Company operates a stock option plan to provide equity-settled share-based remuneration to directors, officers and employees. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the stock option plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2015		December 31, 2014
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,027	9.58	5,871	9.51
Granted	1,024	4.99	1,208	7.34
Exercised	(70)	3.64	(640)	4.48
Forfeited	(572)	9.66	(412)	10.92
Expired	(550)	7.61	—	—
Options outstanding, end of period	5,859	9.07	6,027	9.58
Options exercisable, end of period	3,428	10.60	3,193	10.35
Compensation expense of $1.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the six month period ended June 30, 2015 (2014 - $2.1 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2015, employees exercised 70,000 (2014 – 332,000) stock options. The fair value related to these options was $0.1 million, (2014 - $0.6 million) at time of grant and has been transferred from contributed surplus to share capital. As at June 30, 2015 and December 31, 2014, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.

Q2-2015	9

PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and may only be issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at June 30, 2015 is as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of period	367	294	149
Granted	430	445	107
Exercised	(89)	—	—
Forfeited	(16)	(29)	—
Reinvested	14	13	5
Units outstanding, end of period	706	723	261
Compensation expense of $1.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the six month period ended June 30, 2015 (2014 - $0.7 million) in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
16. PER SHARE AMOUNTS
In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2015	2014	2015	2014
Weighted average number of shares outstanding	74,236	74,826	74,747	74,732
Dilutive effect of stock options	—	831	—	936
Weighted-average number of diluted shares outstanding	74,236	75,657	74,747	75,668

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2015, the Company excluded 4,834,400 and 5,858,400 stock options (2014 – 4,466,700 and 4,201,700, respectively) as their exercise price was greater than the average common share market price in the respective periods.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were not dilutive for the three and six months ended June 30, 2015 or June 30, 2014.
17. DIVIDENDS
During the six months ended June 30, 2015, TransGlobe paid cash dividends as follows:

Ex-dividend date	Record Date	Payment Date	Per Share Amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05
June 11, 2015	June 15, 2015	June 30, 2015	$0.05

The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.

10	Q2-2015

18. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30		June 30		June 30
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$62,554	$146,242	$979	$8,164	$63,533	$154,406
Finance revenue	132	5	1	—	133	5
Total segmented revenue	62,686	146,247	980	8,164	63,666	154,411

Segmented expenses
Production and operating	25,778	32,292	3,875	6,311	29,653	38,603
Selling costs	3,897	—	—	—	3,897	—
Depletion, depreciation and amortization	23,704	24,030	—	1,150	23,704	25,180
Realized derivative loss on commodity contracts	688	—	—	—	688	—
Income taxes – current	14,380	37,153	42	844	14,422	37,997
Income taxes – deferred	(8,483)	(1,913)	—	1,058	(8,483)	(855)
Total segmented expenses	59,964	91,562	3,917	9,363	63,881	100,925

Segmented earnings	$2,722	$54,685	$(2,937)	$(1,199)	(215)	53,486

Non-segmented expenses (income)
Total non-segmented expenses					23,562	10,595

Net earnings for the period					$(23,777)	$42,891

Capital expenditures
Exploration and development	$36,302	$30,445	$—	$984	$36,302	$31,429
Corporate					136	426
Total capital expenditures					$36,438	$31,855

Q2-2015	11

	Egypt		Yemen		Total
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30		June 30		June 30
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$34,178	$72,321	$(218)	$3,719	$33,960	$76,040
Finance revenue	52	—	—	—	52	—
Total segmented revenue	34,230	72,321	(218)	3,719	34,012	76,040

Segmented expenses
Production and operating	12,778	15,985	1,410	3,040	14,188	19,025
Selling costs	806	—	—	—	806	—
Depletion, depreciation and amortization	12,288	11,660	—	448	12,288	12,108
Income taxes – current	7,563	17,718	(16)	385	7,547	18,103
Income taxes – deferred	(4,797)	(421)	—	179	(4,797)	(242)
Total segmented expenses	28,638	44,942	1,394	4,052	30,032	48,994

Segmented earnings	$5,592	$27,379	$(1,612)	$(333)	3,980	27,046

Non-segmented expenses (income)
Total non-segmented expenses					16,560	847

Net earnings for the period					$(12,580)	$26,199

Capital expenditures
Exploration and development	$22,269	$16,529	$—	$550	$22,269	$17,079
Corporate					68	411
Total capital expenditures					$22,337	$17,490

12	Q2-2015

The carrying amounts of reportable segment assets and liabilities are as follows:

June 30, 2015
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	489,042	3,571	492,613
Non-segmented assets			107,131
Total assets			$599,744

Liabilities
Segmented liabilities	53,653	2,713	56,366
Non-segmented liabilities			82,028
Total liabilities			$138,394

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	597,475	3,493	600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Segmented liabilities	74,277	3,940	78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958

Q2-2015	13

19. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2015	2014	2015	2014
Operating activities
(Increase) decrease in current assets
Accounts receivable	$18,615	$(8,688)	$44,762	$(34,440)
Prepaids and other	3,463	355	7,053	(2,548)
Product inventory	(905)	2,238	(2,741)	499
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3,841)	(3,623)	(10,406)	(2,505)
	$17,332	$(9,718)	$38,668	$(38,994)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$—	$(66)	$—	$394
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	7,639	(2,788)	(3,209)	(2,933)
	$7,639	$(2,854)	$(3,209)	$(2,539)

14	Q2-2015